Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-178389

June 28, 2012

Forest City Enterprises, Inc.

Pricing Term Sheet

Issuer:	Forest City Enterprises, Inc. (FCE)

Security Description:

7.375% Senior Notes Due 2034. The notes are being offered as additional notes under an indenture pursuant to which FCE issued $100,000,000 principal amount of its 7.375% Senior Notes Due 2034 on February 10, 2004.

Principal Amount:

$125,000,000. The notes offered hereby constitute a further issuance of, and will be treated as a single series with, the $100,000,000 aggregate principal amount of 7.375% Senior Notes Due 2034 issued on February 10, 2004. The notes offered hereby will have the same CUSIP number as the previously issued 7.375% Senior Notes Due 2034 and will trade interchangeably with the previously issued 7.375% Senior Notes Due 2034. Upon completion of this offering, the aggregate principal amount outstanding of all such 7.375% Senior Notes Due 2034 will be $225,000,000.

Over-allotment Option:	$18,750,000

Trade Date:	June 28, 2012

Settlement Date:	July 3, 2012

Maturity Date:	February 1, 2034, unless earlier redeemed or repurchased.

Interest Payment Dates:	February 1, May 1, August 1 and November 1 of each year.

Coupon (Interest Rate):	The Notes bear interest at the rate of 7.375% per annum, payable quarterly in arrears.

Yield:	7.750% (excluding accrued interest from May 1, 2012)

Issue Price:	$23.7903 ($24.1078 including accrued interest from May 1, 2012)

Redemption:

FCE may redeem the notes, at its option and at any time, in whole or part, at a redemption price equal to 100% of their principal amount plus accrued and unpaid interest up to but not including the date of redemption upon no less than 30 days’ notice.

Listing:	The previously issued notes are listed on the NYSE under the symbol “FCY”. FCE has applied to list the new Notes on the NYSE under the same symbol.

Use of Proceeds:

FCE intends to use the net proceeds from this offering to redeem a portion of its outstanding 7.625% Senior Notes due June 1, 2015. Pending application of the net proceeds, the net proceeds will be held in an escrow account and invested in short term, investment grade, interest bearing securities.

CUSIP / ISIN Number:	345550404 / US3455504049

Joint Book-Running Managers:	Morgan Stanley & Co. LLC
Merrill Lynch, Pierce, Fenner & Smith
Incorporated

Barclays Capital Inc.

Co-Managers:	RBC Capital Markets, LLC

PNC Capital Markets LLC

KeyBanc Capital Markets Inc.

FCE has filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement, and other documents FCE has filed with the SEC for more complete information about FCE and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, FCE, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and, when available, the prospectus supplement if you request it by calling (i) Morgan Stanley & Co. LLC toll-free 1-866-718-1649; (ii) Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free 1-800-294-1322; or (iii) Barclays Capital Inc. toll-free at 888-603-5847

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